UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file no.: 333-93785

Donegal Mutual Insurance Company 401(k) Plan

1195 River Road
Marietta, Pennsylvania 17547

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

Donegal Group Inc.

1195 River Road
Marietta, Pennsylvania 17547

(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office)

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1

Independent Auditor’s Report	3

Financial Statements

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

Supplemental Schedule

Schedule of Assets Held for Investment Purposes At End of Year	12

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Plan Administrator
Donegal Mutual Insurance Company 401(k) Plan
Marietta, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of the Donegal Mutual Insurance Company 401(k) Plan (the “Plan”) as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Donegal Mutual Insurance Company 401(k) Plan as of December 31, 2004 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes At End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

Philadelphia, Pennsylvania
June 22, 2005

INDEPENDENT AUDITOR’S REPORT

The Administrators
Donegal Mutual Insurance Company
401(k) Plan
Marietta, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of Donegal Mutual Insurance Company 401(k) Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Donegal Mutual Insurance Company 401(k) Plan as of December 31, 2003, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ McKonly & Asbury, LLP

Harrisburg, Pennsylvania
June 9, 2004

DONEGAL MUTUAL INSURANCE COMPANY
401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
Assets
Investments, at fair value
Interest-bearing cash	$2,671,121	$2,201,645
Common/collective trusts	2,314,621	1,762,580
Registered investment companies	18,305,178	12,703,818
Employer securities	3,031,991	3,072,058

Total investments	26,322,911	19,740,101

Receivables
Employer contributions	—	27,571
Participant contributions	—	43,569

Total receivables	—	71,140

Total assets	26,322,911	19,811,241

Liabilities — forfeitures due to employer	—	29,976

Net assets available for benefits	$26,322,911	$19,781,265

The accompanying notes are an integral
part of these financial statements.

DONEGAL MUTUAL INSURANCE COMPANY
401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Additions
Investment income
Interest	$22,810	$16,586
Dividends	65,581	58,650
Net realized/unrealized appreciation in fair value of investments	2,168,443	4,139,700

	2,256,834	4,214,936

Contributions
Employer	859,964	698,421
Participants	1,478,227	1,200,599
Rollover	362,465	194,306

	2,700,656	2,093,326

Total additions	4,957,490	6,308,262

Deductions
Benefits paid to participants	1,368,978	710,293

Net increase	3,588,512	5,597,969
Transfers to the plan	2,953,134	—
Net assets available for benefits -
Beginning of year	19,781,265	14,183,296

End of year	$26,322,911	$19,781,265

The accompanying notes are an integral
part of these financial statements.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following description of the Donegal Mutual Insurance Company 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan, which became effective January 1, 1998. All employees of Donegal Mutual Insurance Company (Company) are eligible to participate as of the first day of the month after the month in which their employment with the Company commences. This Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute between 1% and 100% of their annual compensation up to the maximum limit established by the Internal Revenue Code. The Company will contribute, on behalf of each participant, a sum equal to 100% of the first 3% of participant deferrals and 50% of the next 6%.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of the following in accordance with Plan provisions: (a) the Company’s contribution, (b) Plan earnings and (c) forfeitures of terminated participants’ nonvested accounts, including amounts that reduce employer contributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their salary deferral contributions and earnings thereon. Vesting of employer matching contributions and earnings thereon is based on years of service. A participant is 100% vested after 3 years of credited service.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Payment of Benefits

The normal retirement date is the first of the month following attainment of age 65. Early retirement is possible at age 55. Benefits are paid in the form of a lump-sum distribution. There is a provision available to allow hardship withdrawals of benefits prior to termination of employment as defined in the Plan and in compliance with the Internal Revenue Code.

Forfeitures

Forfeitures arising from distributions to participants who are less than 100% vested will be used to reduce employer contributions per guidelines established by the Plan. Forfeitures generated during 2004 and 2003 amounted to $15,743 and $29,358, respectively. Forfeitures used to reduce employer contributions totaled $29,976 in 2004 and $31,283 in 2003.

Transfers

All of the assets of the Le Mars Insurance Company 401(k) Plan (Le Mars) were transferred to the Plan on August 2, 2004. Le Mars participants became fully vested in all amounts transferred into the Plan as of the transfer date.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investments

Investments are valued at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3.	INVESTMENTS

Putnam Investments is both the trustee and custodian and held the funds for the Plan during the 2004 and 2003 year and maintains an individual account for each participant. Contributions made on a participant’s behalf under the Plan will be directly allocated to that participant’s account.

Contributions made to each participant’s account will be invested, based on the individual’s direction, in one or more of twenty investment options. The twenty options consist of one interest-bearing cash account (money market fund), two common collective trust funds, fifteen registered investment companies (mutual funds), and two classes of employer securities.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

The following table represents the fair values of investments that represent 5% or more of the Plan’s net assets:

	2004	2003
Interest-bearing cash — Putnam
Money Market Fund	$2,671,121	$2,201,645
Common collective trusts
Putnam S&P500 Index Fund	1,922,329	1,315,380
Registered investment companies
PIMCO Total Return	1,575,817	1,131,734
The Janus Fund	1,462,864	1,386,828
The George Putnam Fund of Boston	1,520,654	1,309,491
Putnam Asset Allocation — Balanced Portfolio	1,834,402	*
Putnam International Equity Fund	2,006,174	1,568,562
Putnam Equity Income Fund	2,857,142	2,622,878
Employer securities
Class A Donegal Group Inc. common stock	2,229,071	2,281,268

* — Less than 5%

4.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 2001 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the plan has been amended since receiving the determination letter, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	RELATED PARTY AND PARTY-IN-INTEREST

The Plan held 97,212 shares of Class A and 36,086 shares of Class B Donegal Group Inc. common stock with fair values of $2,229,071 and $802,920, respectively, as of December 31, 2004. The Plan held 103,600 shares of Class A and 41,080 shares of Class B Donegal Group Inc. common stock with fair values of $2,281,268 and

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

$790,790, respectively, as of December 31, 2003. The net realized/unrealized appreciation of the fair value of Donegal Group Inc. common stock (including Class A and Class B) during 2004 and 2003 was $222,685 and $1,470,464, respectively. The number of shares listed herein does not include additional shares received pursuant to the four-for-three split of Donegal Group Inc. Class A and Class B common stock on March 28, 2005.

Certain 2004 and 2003 year Plan investments are interest-bearing cash, common collective trusts, and registered investment companies managed by Putnam Investments. Putnam Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

6.	ADMINISTRATIVE EXPENSES

Certain administrative functions are performed by officers or employees of the Plan’s sponsor. No such officer or employee receives compensation from the Plan. All of the trustee fees and audit fees were paid directly by the Company in 2004 and 2003.

7.	PLAN TERMINATION

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

SUPPLEMENTAL SCHEDULE

Schedule H (Form 5500)
Part IV — Transactions During Plan Year
Line 4i — Schedule of Assets Held for Investment Purposes At End of Year
Name of Plan Sponsor: Donegal Mutual Insurance Company
Name of Plan: Donegal Mutual Insurance Company 401(k) Plan
Employer Identification Number: 23-1336198
Three-digit Plan Number: 003
Year Ending December 31, 2004

	(b)		(c)	(d)	(e)
(a)	Identity of issue, borrower, or similar party		Description of Investment	Cost	Current Value

*	Putnam Money Market Fund	2,671,121	Shares of Money Market Fund	**	$2,671,121

	Total interest-bearing cash				2,671,121

*	Putnam Bond Index Fund	27,941	Common Collective Trust Shares	**	392,292
*	Putnam S & P500 Index Fund	62,555	Common Collective Trust Shares	**	1,922,329

	Total common collective trusts				2,314,621

*	Putnam Capital Opportunities Fund	106,644	Mutual Fund Shares	**	1,281,866
	MSIF Small Company Growth Fund	63,077	Mutual Fund Shares	**	758,184
	PIMCO Total Return	147,687	Mutual Fund Shares	**	1,575,817
	The Janus Fund	59,539	Mutual Fund Shares	**	1,462,864
*	The George Putnam Fund of Boston	84,200	Mutual Fund Shares	**	1,520,654
*	Putnam Voyager Fund	20,590	Mutual Fund Shares	**	341,995
*	Putnam Research Fund	81,157	Mutual Fund Shares	**	1,122,398
*	Putnam Asset Allocation - Growth Portfolio	69,152	Mutual Fund Shares	**	768,273
*	Putnam Asset Allocation - Balanced Portfolio	172,894	Mutual Fund Shares	**	1,834,402
*	Putnam Asset Allocation - Conservative Portfolio	58,767	Mutual Fund Shares	**	537,721
*	Putnam International Equity Fund	84,720	Mutual Fund Shares	**	2,006,174
*	Putnam Equity Income Fund	163,921	Mutual Fund Shares	**	2,857,142
*	Putnam Mid Cap Value Fund	53,201	Mutual Fund Shares	**	764,492
	Alger Midcap Growth Institutional Portfolio	30,424	Mutual Fund Shares	**	513,257
	Neuberger & Berman Genesis Trust	22,497	Mutual Fund Shares	**	959,939

	Total registered investment companies (mutual funds)				18,305,178

*	Donegal Group Inc.	97,212	Shares of Common Stock, Class A	**	2,229,071
*	Donegal Group Inc.	36,086	Shares of Common Stock, Class B	**	802,920

	Total employer securities				3,031,991

	Total investments				$26,322,911

	* Party-in-interest ** Historical cost information is not required to be disclosed for participant-directed investments.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized in Marietta, Pennsylvania on July 13, 2005.

DONEGAL MUTUAL INSURANCE COMPANY 401(k) PLAN

By:	/s/ Donald H. Nikolaus
Donald H. Nikolaus, Trustee

By:	/s/ Ralph G. Spontak
Ralph G. Spontak, Trustee

By:	/s/ Daniel J. Wagner
Daniel J. Wagner, Trustee

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of BDO Seidman, LLP (filed herewith)
23.2	Consent of McKonly & Asbury, LLP (filed herewith)